UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 333-284035

Alps Global Holding Pubco

(Exact Name of Registrant as Specified in Charter)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

+603-2163 1113

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On January 30, 2024, Globalink Investment Inc. (“Globalink”) entered into that certain Merger Agreement (as amended and restated on May 20, 2024, further amended on March 6, 2025, April 18, 2025 and September 27, 2025, the “Business Combination Agreement”), with Alps Life Sciences Inc., an exempted company formed under the laws of the Cayman Islands (“Alps”), Alps Global Holding Pubco, an exempted company formed under the laws of the Cayman Islands (“PubCo”), Alps Biosciences Merger Sub, an exempted company formed under the laws of the Cayman Islands and a wholly-owned subsidiary of PubCo (the “Merger Sub”), GL Sponsor LLC, a Delaware limited liability company, in the capacity as Parent Representative thereunder and Dr. Tham Seng Kong, an individual, in the capacity as Seller Representative thereunder.

Pursuant to the Business Combination Agreement, the Business Combination between Globalink and Alps will be effected in two steps: (i) Globalink will merge with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); and (ii) Merger Sub will merge with and into Alps, resulting in Alps remaining as the surviving entity and being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”).

On October 7, 2025, Globalink held a special meeting of stockholders (the “Special Meeting”) to consider and vote on the transactions contemplated by that Business Combination Agreement. At the Special Meeting, holders of 3,445,007 shares of Globalink common stock were present in person or by proxy, constituting a quorum for the transaction of business. Only stockholders of record as of September 16, 2025, the record date for the Special Meeting, were entitled to vote at the Special Meeting. As of the record date, 3,517,601 shares of Globalink common stock were outstanding and entitled to vote at the Special Meeting. The proposals listed below are described in more detail in Globalink’s definitive proxy statement/prospectus, filed with the SEC on September 17, 2025 (the “Definitive Proxy Statement/Prospectus”). A summary of the final voting results at the Special Meeting is set forth below:

Proposal 1 - The Redomestication Merger Proposal

Globalink’s stockholders approved Proposal 1 - the merger of Globalink with and into PubCo, with PubCo remaining as the surviving publicly traded entity. The votes cast were as follows:

For	Against	Abstain
3,445,007	0	0

Proposal 2 – The Acquisition Merger Proposal

Globalink’s stockholders approved Proposal 2 – the approval and adoption of the Business Combination Agreement and the transactions contemplated thereunder, including the merger of Merger Sub with and into Alps, with Alps continuing as the surviving company and as a wholly-owned subsidiary of PubCo, and the issuance of PubCo ordinary shares as merger consideration thereunder. The votes cast were as follows:

For	Against	Abstain
3,445,007	0	0

Proposal 3 - The Net Tangible Asset Charter Amendment Proposal

Globalink’s stockholders approved Proposal 3 – the approval of a proposal to amend the Globalink Charter pursuant to a fifth amendment to the Globalink Charter in the form set forth in Annex J to the Definitive Proxy Statement/Prospectus to eliminate from the Globalink Charter the limitation that Globalink will not consummate any initial business combination unless it (or any successor) has net tangible assets of at least $5,000,001 upon consummation of such business combination. The votes cast were as follows:

For	Against	Abstain
3,445,007	0	0

Proposal 4 - The Adjournment Proposal

The fourth proposal to adjourn the Special Meeting (the “Adjournment Proposal”) was not presented at the Special Meeting since the Redomestication Merger Proposal, the Acquisition Merger Proposal, and the Net Tangible Asset Charter Amendment Proposal received sufficient favorable votes to be adopted.

Redemption of Public Shares

In connection with the stockholder votes at the Special Meeting, holders of 59,966 public shares of the Company’s common stock (the “Public Shares”) exercised their right to redeem their shares for cash. Following the redemptions, the Company will have 12,635 Public Shares outstanding.

Pubco Shareholder Approval

On October 8, 2025, the sole shareholder of Pubco approved by written consent, among other items, the Business Combination Agreement, the Redomestication Merger, the Acquisition Merger, and the following items which will take effect upon the closing of the transactions contemplated in the Business Combination Agreement: (1) the change of Pubco’s name to Alps Group Inc.; and (2) an amendment to Pubco’s Articles and Memorandum of Association so that, among other things, Pubco’s share capital will be restructured from USD50,000 divided into 500,000,000 ordinary shares of par value USD0.0001 each, to US$50,000 divided into 500,000,000 Shares comprising (i) 495,000,000 ordinary shares of US$0.0001 par value each; and (ii) 5,000,000 preferred shares of US$0.0001 par value each of such class or classes (however designated).

The parties expect the Business Combination to close on or around October 15, 2025. As a result of and upon the Closing, pursuant to the terms of the Business Combination Agreement, all of the outstanding shares of Alps Holdco will be cancelled in exchange for the right to receive Pubco’s ordinary shares equal to approximately 2.76 Pubco ordinary shares for each one (1) Alps Holdco ordinary shares, for a maximum aggregate number of 160,000,000 ordinary shares of Pubco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 10, 2025

ALPS GLOBAL HOLDING PUBCO

By:	/s/ Dr. Tham Seng Kong
Name:	Dr. Tham Seng Kong
Title:	Chief Executive Officer